SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 31, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel:  +49-89-234-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

This Report on Form 6-K contains a quarterly report of Infineon Technologies AG for the Company’s third quarter results for the 2003 financial year.

2

QUARTERLY REPORT
THIRD QUARTER FY 2003
JUNE 30, 2003

Never stop thinking.

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT

FOR THE THREE AND NINE MONTH PERIOD ENDED

JUNE 30, 2003

i

OVERVIEW OF FINANCIAL RESULTS

Third Quarter of Fiscal Year 2003

•                  Third quarter revenues were Euro 1.47 billion – flat sequentially and increasing 11 percent year-on-year - mainly driven by increased sales in the logic product segments

•                  Quarterly net loss was Euro 116 million - improving from a net loss of Euro 328 million sequentially - primarily due to further productivity increases and no significant inventory valuation effect; the net loss includes an impairment charge of Euro 68 million related to Catamaran Communications

•                  Improved gross cash position of 2.4 billion Euro and positive free cash flow of Euro 11 million

Infineon Technologies, the world’s six-largest semiconductor manufacturer according to IC Insights, ended the third quarter of fiscal year 2003 on June 30, 2003, with revenues from continuing operations of Euro 1.47 billion, remaining primarily unchanged sequentially and increasing 11 percent year-on-year.

The net loss in the third quarter amounted to Euro 116 million compared to a net loss of Euro 328 million in the previous quarter and a net loss of Euro 76 million in the third quarter of the last fiscal year. This strong sequential improvement is mainly due to increased productivity, further cost reductions and no significant inventory valuation effect compared to the previous quarter. The quarterly loss included an impairment charge of Euro 68 million, reflecting a partial goodwill write down related to the acquisition of Catamaran Communications. The net loss also included a tax benefit of Euro 10 million compared to a tax expense of Euro 96 million in the previous quarter.

Basic and diluted loss per share for the third quarter of fiscal year 2003 was Euro 0.16, compared to a loss per share of Euro 0.45 in the previous quarter and Euro 0.11 year-on-year.

Revenues

Although we currently forecast a more positive market environment, especially for DRAM, revenues in the third quarter remained under pressure due to the unfavorable Euro/Dollar exchange rate conditions and ongoing strong pricing competition. However, during the quarter we achieved improved revenue performance in most of our segments.

Segment revenue developments during the third quarter of the 2003 financial year as compared to the previous quarter and the third quarter of the 2002 financial year were as follows:

•                  The Automotive & Industrial segment’s third quarter revenues were Euro 351 million, a decrease of 1 percent sequentially but an increase of 14 percent year-on-year. The sequential decrease was due to a decline in licensing income from the previous quarter.  According to Strategy Analytics, Infineon’s Automotive and Industrial segment in 2002 increased its market share as the No 1 in Europe with a greater than 15 percent market share and the No 2 position worldwide with a greater than 8 percent market share.

•                  Wireline Communications third quarter revenues improved to Euro 119 million in the third quarter, an increase of 6 percent from the previous quarter, and up 17 percent year-on-year. The sequential revenue increase was principally due to higher sales of access and fiber optic products.

•                  Secure Mobile Solutions third quarter revenues were Euro 387 million, an increase of 3 percent from the previous quarter and 18 percent compared to the third quarter of last year. The sequential quarterly revenue increase was mainly driven by security solutions and Local Area Wireless applications, particularly Bluetooth.

•                  The Memory Products segment’s third quarter revenues were Euro 569 million, a decrease of 7 percent sequentially but an increase of 4 percent year-on-year. The sequential revenue decrease was mainly due to the unfavorable Dollar/Euro exchange rate development, slightly declining average selling prices for memory products and, licensing income of Euro 36 million, which was lower compared to the previous quarter.

•                  Revenues in the Other operating segment were Euro 36 million, up 38 percent sequentially and up 50 percent year-on-year.

Revenues outside Europe in the third quarter constituted 57 percent of total revenues, up from 56 percent in the previous quarter.

Operating Results

Quarterly EBIT (which we define as earnings (loss) from continuing operations before interest, minority interest and taxes) improved to a loss of Euro 115 million, compared to a loss of Euro 223 million in the previous quarter, but up from a loss of Euro 110 million in the third quarter of the last fiscal year.

For our segments, the developments during the third quarter of the 2003 financial year as compared to the previous quarter and the third quarter of the 2002 financial year were as follows:

•                  The Automotive & Industrial segment’s third quarter EBIT remained flat sequentially at Euro 49 million and increased from Euro 29 million in the third quarter of fiscal year 2002. The segment maintained its level of profitability mainly due to higher productivity, based on the ongoing conversion of production to 200mm wafers, and the full utilization of capacities.

•                  Wireline Communications EBIT amounted to a loss of Euro 99 million compared to a loss of Euro 39 million in the previous quarter and a loss of Euro 49 million year-on-year. Third quarter EBIT included an impairment of Euro 68 million related to the acquisition of Catamaran Communications.

•                  Secure Mobile Solutions’ third quarter EBIT loss of Euro 17 million improved from an EBIT loss of Euro 23 million during the previous quarter but declined from a positive EBIT of Euro 3 million for the third quarter of fiscal year 2002. The sequential improvement of EBIT loss was mainly due to increased sales volume, particularly for security controllers.

•                  The Memory Products segment’s third quarter EBIT improved significantly to Euro 2 million compared to an EBIT loss of Euro 138 million in the second quarter and a loss of Euro 22 million year-on-year. The strong EBIT improvement was mainly due to further productivity increases and the absence of significant inventory valuation adjustments. We achieved profitability in our memory products group despite slightly declining average selling prices for DRAMs and maintained our favourable cost position in the DRAM market with our lead in 300mm volume production in Dresden, where we have reached approximately 6,400 wafer starts per week.

•                  The Other operating segments’ EBIT was a loss of Euro 14 million compared to a loss of Euro 15 million in the previous quarter and a positive EBIT of Euro 3 million in the third quarter of fiscal year 2002.

•                  In Corporate and Reconciliation EBIT in the third quarter improved to a loss of Euro 36 million, compared to a loss of Euro 57 million in the second quarter and a loss of Euro 74 million year-on-year. The reduced loss primarily reflects reduced unallocated idle capacity costs and corporate restructuring charges.

Expenditures for Research and Development in the third quarter totaled Euro 273 million, or 19 percent of sales, compared to Euro 254 million in the second quarter. The increase is mainly due to additional investments in our technology expertise for 3G as well as Optical Networking.

SG&A expenses totalled Euro 158 million or 11 percent of total revenues, down from Euro 164 million in the previous quarter. The further decrease in these expenditures primarily reflects the effects of cost reduction measures taken.

Results for First Nine Months of Fiscal Year 2003

Total revenues for the first nine months of fiscal year 2003 were Euro 4.4 billion, up 22 percent from Euro 3.6 billion in the same period last year. Net loss amounted to Euro 484 million, compared to a net loss of Euro 515 million year-on-year. Tax expense of Euro 98 million was recorded for the first nine months of fiscal year 2003 compared to a tax benefit of Euro 345 million during the comparable period of fiscal year 2002. EBIT for the first nine months of this fiscal year was a loss of Euro 369 million, a significant improvement from an EBIT loss of Euro 845 million year-on-year.

As of June 30, 2003, we had approximately 31,600 employees worldwide, including about 5,700 engaged in research and development.

Liquidity

On June 5, 2003, we issued Euro 700 million subordinated convertible notes due 2010, as we decided to take advantage of the low interest rates available in the European convertibles market to improve our cash position. The notes may be converted into up to 68.2 million ordinary shares of Infineon Technologies AG.

Our gross cash position, representing cash and cash equivalents, marketable securities and restricted cash, amounted to Euro 2.4 billion, up sequentially from Euro 1.5 billion. The increase in gross cash was mainly attributable to the convertible bond.

In addition, we have decided to divest of our interest in ProMOS Technologies and from April 1, 2003 our investment in ProMOS is no longer accounted for on the equity method and is treated as marketable securities available for sale.

Free cash flow, representing cash from operating and investing activities excluding purchases or sales of marketable securities, significantly improved from a negative Euro 90 million in the previous quarter to a positive Euro 11 million. This improvement mainly reflects higher operating cash flow and lower capital expenditures compared to the previous quarter.

Outlook for the second half of calendar year 2003

We have seen first signs of a positive market trend in the last quarter and anticipate continued improvement of demand both in our logic and our memory products segments in the second half of calendar year 2003. In the light of the continuing uncertainty of the global economic situation, which makes it difficult to predict consumer demand in our target applications, we will continue to implement our successful cost reduction and restructuring programs.

For the Secure Mobile Solutions segment, we expect a further moderate increase of demand for GSM/GPRS mobile handsets and Bluetooth products. In addition, we see a positive development of demand for security solutions, particularly for ID-systems, but also expects continued pricing pressure.

Agreeing with many industry analysts, we expect further reductions in capital expenditures in the global wireline telecom infrastructure market in 2003, but continue to expect moderate growth in Europe. We expect a further positive development of demand for broadband access technology, particularly in Asia.

In the automotive electronics and automotive semiconductor markets, we see weaker demand. However, we anticipate this to be primarily a seasonal effect since the automotive electronics market is expected to grow further despite the current weakness in the overall automotive industry.

For the logic segments as a whole, we expect a further overall improvement in revenues, as well as EBIT, in the fourth quarter of fiscal year 2003.

We have seen continuously growing demand and steadily increasing prices for DDR memory products since the beginning of June 2003. We expect a further positive development of demand mainly driven by gradually improving corporate replacement investments, the upcoming back-to-school season and the shift towards higher Megabyte per Box and DRAM demand due mainly to the introduction of the new INTEL Springdale chipset offering Dual Channel DDR technology for computers.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

For the three months ended June 30, 2002 and 2003

	June 30, 2002	June 30, 2003	June 30, 2003
	(€ millions)	(€ millions)	($ millions)

Net sales:
Third parties	1,103	1,224	1,408
Related parties	218	247	284
Total net sales	1,321	1,471	1,692

Cost of goods sold	1,064	1,084	1,247
Gross profit	257	387	445

Research and development expenses	237	273	314
Selling, general and administrative expenses	151	158	182
Restructuring (recovery) charges	(1)	5	6
Other operating (income) expense, net	(1)	61	70

Operating loss	(129)	(110)	(127)

Interest expense, net	(9)	(10)	(11)
Equity in earnings (losses) of associated companies	7	(1)	(1)
Other income (expense), net	12	(4)	(5)
Minority interests	1	(1)	(1)

Loss from continuing operations before income taxes	(118)	(126)	(145)

Income tax benefit	41	10	12

Net loss from continuing operations	(77)	(116)	(133)

Net income from discontinued operation	1	—	—

Net loss	(76)	(116)	(133)

Loss per share:
Basic and diluted - continuing operations	(0.11)	(0.16)	(0.18)
Basic and diluted - discontinued operation	—	—	—
Basic and diluted - net loss	(0.11)	(0.16)	(0.18)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

For the nine months ended June 30, 2002 and 2003

	June 30, 2002	June 30, 2003	June 30, 2003
	(€ millions)	(€ millions)	($ millions)

Net sales:
Third parties	2,990	3,644	4,191
Related parties	615	752	865
Total net sales	3,605	4,396	5,056

Cost of goods sold	3,142	3,406	3,918
Gross profit	463	990	1,138

Research and development expenses	768	792	911
Selling, general and administrative expenses	480	494	568
Restructuring charges	7	16	18
Other operating (income) expense, net	(43)	68	78

Operating loss	(749)	(380)	(437)

Interest expense, net	(17)	(20)	(23)
Equity in (losses) earnings of associated companies	(38)	24	28
Loss on associated company share issuance	—	(2)	(2)
Other expense, net	(58)	(11)	(13)
Minority interests	5	3	3

Loss from continuing operations before income taxes	(857)	(386)	(444)

Income tax benefit (expense)	345	(98)	(113)

Net loss from continuing operations	(512)	(484)	(557)

Net loss from discontinued operation	(3)	—	—

Net loss	(515)	(484)	(557)

Loss per share:
Basic and diluted - continuing operations	(0.74)	(0.67)	(0.77)
Basic and diluted - discontinued operation	—	—	—
Basic and diluted - net loss	(0.74)	(0.67)	(0.77)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Balance Sheets

September 30, 2002 and June 30, 2003

	September 30, 2002	June 30, 2003	June 30, 2003
	(€ millions)	(€ millions)	($ millions)
		(unaudited)	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	1,199	827	951
Marketable securities	738	1,545	1,776
Trade accounts receivable, net	758	723	832
Inventories	891	999	1,149
Deferred income taxes	82	111	128
Other current assets	523	557	641
Total current assets	4,191	4,762	5,477

Property, plant and equipment, net	4,491	3,975	4,572
Long-term investments, net	708	601	691
Restricted cash	70	65	75
Deferred income taxes	787	712	819
Other assets	671	457	526
Total assets	10,918	10,572	12,160

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	120	96	110
Trade accounts payable	1,197	793	912
Accrued liabilities	508	564	649
Deferred income taxes	21	80	92
Other current liabilities	537	378	435
Total current liabilities	2,383	1,911	2,198

Long-term debt	1,710	2,367	2,722
Deferred income taxes	58	51	59
Other liabilities	609	625	719
Total liabilities	4,760	4,954	5,698

Shareholders’ equity:
Ordinary share capital	1,442	1,442	1,659
Additional paid-in capital	5,569	5,570	6,407
Accumulated deficit	(826)	(1,310)	(1,507)
Accumulated other comprehensive loss	(27)	(84)	(97)
Total shareholders’ equity	6,158	5,618	6,462

Total liabilities and shareholders’ equity	10,918	10,572	12,160

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

for the nine months ended June 30, 2002 and 2003

(in millions euro, except share data)

	Issued Ordinary shares		Additional paid-in	Retained earnings/ (Accumulated	Foreign currency translation	Additional Minimum Pension	Unrealized gains/(losses)
	Shares	Amount	capital	deficit)	adjustment	Liability	on securities	Total

Balance as of October 1, 2001	692,382,575	1,385	5,247	195	87	(12)	(2)	6,900

Net loss	—	—	—	(515)	—	—	—	(515)
Other comprehensive loss	—	—	—	—	(50)	—	(2)	(52)
Total comprehensive loss								(567)

Issuance of ordinary shares
Employee Stock Purchase Plan	12,000	—	—	—	—	—	—	—
Acquisition of Catamaran	444,796	1	7	—	—	—	—	8

Ordinary shares held by associated company	—	—	4	—	—	—	—	4

Deferred compensation, net	—	—	21	—	—	—	—	21

Balance as of June 30, 2002	692,839,371	1,386	5,279	(320)	37	(12)	(4)	6,366

Balance as of October 1, 2002	720,784,218	1,442	5,569	(826)	(5)	(20)	(2)	6,158

Net loss	—	—	—	(484)	—	—	—	(484)
Other comprehensive (loss) income	—	—	—	—	(102)	—	45	(57)
Total comprehensive loss								(541)

Issuance of ordinary shares
Acquisition of Catamaran	96,386	—	1	—	—	—	—	1

Treasury stock	(43,026)	—	—	—	—	—	—	—

Deferred compensation, net	—	—	6	—	—	—	—	6

Other equity transactions	—	—	(6)	—	—	—	—	(6)

Balance as of June 30, 2003	720,837,578	1,442	5,570	(1,310)	(107)	(20)	43	5,618

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the nine months ended June 30, 2002 and 2003

	June 30, 2002	June 30, 2003	June 30, 2003
	(€ millions)	(€ millions)	($ millions)

Net loss	(515)	(484)	(557)
Less: loss from discontinued operation	(3)	—	—
Loss from continuing operations	(512)	(484)	(557)
Adjustments to reconcile net loss from continuing operations to cash provided by operating activities:
Depreciation and amortization	1,016	1,073	1,234
Deferred compensation	21	6	7
Recovery of doubtful accounts	(4)	(5)	(6)
Loss on sale of marketable securities	—	4	5
Loss (gain) on sale of interest in associated companies	(39)	4	5
Loss on disposal of property, plant, and equipment	3	1	1
Equity in losses (earnings) of associated companies	38	(24)	(28)
Loss on associated company share issuance	—	2	2
Minority interests	(5)	(3)	(3)
Impairment charges and one-time write-offs	29	81	93
Other non-cash items	(85)	(94)	(108)
Deferred income taxes	(488)	72	83
Changes in operating assets and liabilities:
Accounts receivable	(86)	(135)	(155)
Inventories	33	(164)	(189)
Other current assets	196	114	131
Accounts payable	(180)	(235)	(271)
Accrued liabilities	34	54	62
Other current liabilities	10	5	6
Other assets and liabilities	94	17	20
Net cash provided by operating activities from continuing operations	75	289	332

Cash flows from investing activities:
Purchases of marketable securities available for sale	(696)	(2,032)	(2,336)
Proceeds from sales of marktable securities available for sale	31	1,494	1,718
Proceeds from sales of interests in associated companies	45	47	54
Investment in associated and related companies and acquisitions	(83)	(67)	(77)
Purchases of intangible assets	(16)	(55)	(63)
Purchases of property, plant and equipment	(430)	(677)	(779)
Proceeds from sales of property, plant and equipment	25	23	26
Net cash used in investing activities from continuing operations	(1,124)	(1,267)	(1,457)

Cash flows from financing activities:
Net change in short-term debt	—	(33)	(38)
Net change in related party financial receivables and payables	(43)	(36)	(41)
Proceeds from issuance of long-term debt	1,479	707	813
Principal repayments of long-term debt	(14)	(25)	(29)
Change in restricted cash	16	3	3
Net cash provided by financing activities from continuing operations	1,438	616	708

Effect of foreign exchange rate changes on cash and cash equivalents	7	(9)	(10)
Net increase (decrease) in cash and cash equivalents from continuing operations	396	(371)	(427)
Net decrease in cash and cash equivalents from discontinued operation	(17)	(1)	(1)
Cash and cash equivalents at beginning of period	757	1,199	1,379
Cash and cash equivalents at end of period	1,136	827	951

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.     Basis of Presentation

The accompanying interim condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or “the Company”) as of and for the three and nine months ended June 30, 2002 and 2003, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2002.

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying condensed consolidated balance sheet as of June 30, 2003, the condensed consolidated statements of operations for the three and nine months then ended and the condensed consolidated statements of cash flows for the nine months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.1502, the noon buying rate on June 30, 2003.

2.     Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. It also addresses questions about the classification of certain financial instruments that embody obligations to issue equity shares. The changes in this Statement will result in a more complete depiction of an entity’s liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company does not expect the adoption of SFAS No. 150 to have a material impact on the Company’s financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends Statement 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components. This statement shall be effective for contracts entered into or modified after June 30, 2003. The Company does not expect the adoption of SFAS No. 149 to have a material impact on the Company’s financial statements.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without support from other parties and (2) the equity investors lack one or more of the defined essential characteristics of a controlling financial interest. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the participating parties. This Interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It also applies in the first fiscal year or interim period after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is evaluating the impact of the adoption of Interpretation No. 46 on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, it amends APB Opinion No. 28, “Interim Financial Reporting”, to require disclosure about those effects in interim financial information. The Company adopted the disclosure requirements of SFAS No. 148 effective from October 1, 2002. The pro-forma impact of adopting the fair value based method of accounting for stock-based employee compensation under SFAS No. 123, as amended by SFAS No. 148, is disclosed in note 16.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which requires a company upon issuance of a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and provides additional disclosure requirements. The Company adopted the disclosure requirements of Interpretation No. 45 effective October 1, 2002 (see note 18).  The initial recognition requirements of Interpretation No. 45 are effective for guarantees issued or modified after December 31, 2002, the adoption of which did not have a material impact on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for the cost associated with an exit or disposal activity be recognized and measured initially at fair value only when, and in the period in which, the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. Effective January 1, 2003, the Company adopted SFAS No. 146, which did not have a material impact on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS No. 144 requires the depreciable life of an asset to be abandoned be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. Effective October 1, 2002, the Company adopted SFAS No. 144, which did not have a material impact on the Company’s financial statements.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement will be recognized. Effective October 1, 2002, the Company adopted SFAS No. 143, which did not have a material impact on the Company’s financial statements.

3.     Acquisitions

The Company acquired 92.5% of the outstanding shares of SensoNor AS on June 18, 2003 following a public tender offer, and the remaining 7.5% by June 30, 2003, for total consideration of € 34. SensoNor, a listed stock corporation company based in Horton, Norway, develops, produces and markets tire pressure monitors. The Company is in the process of finalizing the purchase price allocation.

On September 9, 2002, Infineon acquired all the shares of Ericsson Microelectronics AB (“MIC”). MIC, based in Sweden, a supplier of Radio Frequency (RF) microelectronic components for wireless applications, high end power amplifiers, Bluetooth components and broadband communications. MIC is a strategic supplier to Ericsson, a market leader in base stations, Bluetooth solutions and RF components for mobile phones and wireless infrastructure.  The Company also entered into a strategic supply agreement with Ericsson for a period of two years with certain specified purchase thresholds, pursuant to which € 50 was recorded as a liability as of September 30, 2002.

In June 2003, the Company and Ericsson signed an amendment to the MIC acquisition agreement. The companies will strengthen their strategic co-operation in various areas of mobile phone technology and wireless infrastructure, including Bluetooth solutions, RF ICs, RF Power and other applications. Furthermore the companies agreed to eliminate the remaining acquisition indebtedness due to Ericsson of € 50 million as well as the historic and future purchase thresholds of Ericsson and related penalties. In addition, the Company received € 50 million from Ericsson. These amounts have been reflected as an adjustment to the originally recorded goodwill.

Following these amendments, the purchase price allocation for the MIC acquisition was finalized and is presented below:

MIC
Acquisition Date	September 2002
Segment	Secure Mobile Solutions

Cash	50
Other current assets	120
Property, plant and equipment	60
Intangible assets
Current product technology	17
Core technology	49
Patents	28
In process R&D	37
Goodwill	0
Other non-current assets	23
Total assets acquired	384

Current liabilities	(38)
Non-current liabilities	(19)
Total liabilities assumed	(57)

Net assets acquired	327
Deferred compensation	—
Purchase consideration	327

On April 1, 2003, the Company completed the acquisition of the net assets of MorphICs Technology Inc., a developer of digital baseband circuits of third generation wireless communications for € 6 in cash. The acquisition agreement also provides for contingent consideration of € 9 upon the achievements of specified events.

Proforma financial information relating to these acquisitions is not material to the results of operations and financial position of the Company and has therefore been omitted.

4.     Discontinued Operation and Divestitures

Pursuant to an agreement reached between the Company and Osram GmbH (“Osram”), the Company transitioned all its opto-electronic activities to Osram as of March 31, 2003. The agreement provides for the transfer of all customer relationships and related backlog, the cancellation by the Company of all of its opto-electronic distribution agreements, as well as providing the Company with certain rights of return related to unsold inventory as of March 31, 2003. The Company did not incur a loss on the discontinuation of the opto-electronic business. Accordingly, the results of the opto-electronics business are presented as a discontinued operation in the accompanying financial statements.

The following table presents comparative information of the discontinued operation, which was previously reported as part of the other operating segments, for the three and nine months ended June 30, 2002 and 2003, respectively:

	Three months ended June 30,		Nine months ended June 30,
	2002	2003	2002	2003
Opto-electronics:
Sales	82	(5)	217	145
Income (loss) from discontinued operation before tax	2	—	(5)	—
Income tax (expense) benefit	(1)	—	2	—
Net income (loss) from discontinued operation	1	—	(3)	—

The selected items of the balance sheets of the discontinued operation as of September 30, 2002 and June 30, 2003 consist of the following:

	September 30, 2002	June 30, 2003
Current assets:
Trade accounts receivable, net	52	—
Inventories	7	—
Total current assets	59	—
		—
Current liabilities:		—
Trade accounts payable	60	—
Total current liabilities	60	—

On July 1, 2002, the Company completed the sale of its gallium arsenide business, reflected in the Wireless solutions segment, including specified non-manufacturing tangible and intangible assets, as well as specified customer contracts and liabilities. The Company’s divested gallium arsenide business generated sales of € 9 and € 24, and earnings (loss) before interest, minority interest and taxes (“EBIT”) of € (3) and € (26) for the three and nine month periods ended June 30, 2002, respectively.

On December 31, 2001 the Company completed the sale of its remaining 81% interest in Infineon Technologies Krubong Sdn. Bhd., representing its infrared components business unit, previously reflected in the other operating segment. The Company’s divested infrared components business generated sales of € 0 and € 11, and EBIT of € 0 and € (7), for the three and nine month periods ended June 30, 2002, respectively. The Company recognized a gain on sale of € 32, which is reflected other operating income in the accompanying consolidated statement of operations for the nine months ended June 30, 2002.

5.     Income Taxes

Income tax benefit (expense) consists of the following:

	Three months ended June 30,		Nine months ended June 30,
	2002	2003	2002	2003
Current taxes:
Germany	(12)	(5)	(29)	(14)
Foreign	(5)	(8)	(57)	(27)
	(17)	(13)	(86)	(41)
Deferred taxes:
Germany	53	30	384	(55)
Foreign	5	(7)	47	(2)
	58	23	431	(57)

Income tax benefit (expense) from continuing operations	41	10	345	(98)
Income tax benefit (expense) on discontinued operation (note 4)	(1)	—	2	—
Income tax benefit (expense)	40	10	347	(98)

Deferred tax benefits are recognized to the extent it is considered more likely than not that such benefits will be realized in future years. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. As a result of cumulative losses in certain tax jurisdictions over a three-year period, the Company did not recognize deferred tax benefits relating to those tax jurisdictions for the three and nine months ended June 30, 2003. The Company expects to continue providing a full valuation allowance on deferred tax benefits arising in such tax jurisdictions, until such time as taxable income is generated from operations that would utilize the tax loss carry-forwards in those jurisdictions.

At June 30, 2003, Infineon had tax loss carry-forwards of € 2,019 and tax credit carry-forwards of € 84. Such tax loss and credit carry-forwards are from both German and non-German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law, except for tax loss carry-forwards of € 91 which expire in 2020 and 2021.

6.     Restructuring

During the nine months ended June 30, 2003, the Company continued to take further measures under its Impact programs aimed at improving operational efficiencies and reducing costs, which amounted to € 16. In addition, € 11, which had previously been accrued under restructuring, was forgiven in partial consideration for the execution of a service agreement and accordingly, has been deferred and will be recognized over the term of the service agreement.

The development of the restructuring liability during the nine months ended June 30, 2003, is as follows:

	September 30, 2002			Restructuring charge (recovery)	June 30, 2003
	Accrued liability	Deferral	Payments		Accrued liability

Employee terminations	6	—	(15)	20	11
Other exit costs	29	(11)	(5)	(4)	9
Total	35	(11)	(20)	16	20

On April 29, 2003, the Company announced additional restructuring measures that are aimed at further reducing costs, including downsizing its workforce, outsourcing and decentralizing certain functions and operations. As part of the restructuring, the Company plans to terminate up to 900 employees comprised mainly from corporate functions and the Secure Mobile Solutions segment, as well as through the outsourcing of certain functions to external providers. In addition, the Automotive and Industrial segment will be relocated to Austria in order to benefit from the proximity between research and production facilities through increased efficiency and to be in a position to launch new products to the market more quickly. The Company is in the process of quantifying the costs relating to these restructuring measures and expects to recognize such costs to the extent incurred during the three months ended September 30, 2003.

7.     Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing adjusted net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive securities or ordinary share equivalents had been issued.

The computation of basic and diluted loss per share from continuing operations is as follows:

	Three months ended June 30,		Nine months ended June 30,
	2002	2003	2002	2003
Numerator:
Net loss from continuing operations	(77)	(116)	(512)	(484)
Net income (loss) from discontinued operation	1	—	(3)	—
Net loss	(76)	(116)	(515)	(484)

Denominator:
Weighted-average shares outstanding — basic and diluted	692,542,860	720,837,578	692,441,014	720,843,604

Loss per share (in euro):
Basic and diluted — from continuing operations	(0.11)	(0.16)	(0.74)	(0.67)
Basic and diluted — from discontinued operation	—	—	—	—
Basic and diluted — net loss	(0.11)	(0.16)	(0.74)	(0.67)

As of June 30, 2003 the Company had 720,880,604 registered ordinary shares of euro 2.00 notional value per share outstanding. As of June 30, 2003, the Company held 43,026 Infineon shares, which are reflected as treasury stock. Accordingly, at June 30, 2003, the Company had 720,837,578 ordinary shares outstanding, excluding such treasury stock. During the three months ended December 31, 2002, due to the achievement of certain milestones, 96,386 shares representing contingent purchase consideration in connection with the Catamaran acquisition, were released from third party escrow, and are reflected as issued in the accompanying statement of shareholders’ equity.

8.     Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2002 and June 30, 2003 consist of the following:

	September 30, 2002	June 30, 2003

Third party — trade	696	583
Siemens group — trade (note 15)	97	155
Associated and Related Companies — trade (note 15)	8	12
Trade accounts receivables, gross	801	750
Allowance for doubtful accounts	(43)	(27)
Trade accounts receivable, net	758	723

9.     Inventories

Inventories at September 30, 2002 and June 30, 2003 consist of the following:

	September 30, 2002	June 30, 2003

Raw materials and supplies	105	78
Work-in-process	463	494
Finished goods	323	427
Total inventories	891	999

10.  Long-term Investments, net

On November 13, 2002, the Company entered into agreements with Nanya Technology Corporation (“Nanya”) relating to a strategic cooperation in the development of DRAM products and the foundation of a 50:50 joint venture to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to the agreements, the Company and Nanya are developing advanced 90-nanometer and 70-nanometer technology, the cost of which will be borne two-thirds by the Company and one-third by Nanya. In connection with these development efforts, the Company has granted Nanya a license to use its 0.11-micron technology in Nanya’s existing operations. License income related to the technology is expected to be recognized over the estimated life of the technology. The new 300-millimeter manufacturing facility will be constructed by the joint venture and employ the technology developed under the aforementioned agreements to manufacture DRAM products and is anticipated to be completed in two phases. The first phase is projected to be completed by the second half of the 2004 calendar year. The second phase is anticipated to be completed in the 2006 financial year. The joint venture partners are obligated to each purchase one-half of the facility’s production based in part on market prices.

On October 4, 2002, the Company announced that it has cancelled its shareholders’ agreement with Mosel Vitelic Inc. (“MVI”) relating to their ProMOS joint venture, effective January 1, 2003, due to material breaches of the terms of the shareholders’ agreement by MVI. The product purchase and capacity reservation agreement, which establishes the rights and obligations of both shareholders to purchase product from ProMOS, also terminated on January 1, 2003. On January 27, 2003, the Company terminated its technology license agreement with ProMOS. ProMOS subsequently terminated this same technology license agreement. The technology license agreement provides for the use of an arbitration proceeding to resolve certain disputes. In May 2003, ProMOS initiated an arbitration proceeding relating to this dispute pursuant to International Chamber of Commerce (ICC) regulations which is to be conducted in Munich, Germany.

In February 2003, the Company, ProMOS and MVI agreed to extinguish third party indebtedness of € 60, which was subject to a guarantee by the Company, as well as offset other indebtness between the parties. The Company recognized previously deferred license income of € 36 and € 96 (of which  60 relates to the aforementioned guaranteed indebtness) for the three and nine months ended June 30, 2003, respectively, and € 65 and € 85 for the three and nine months ended June 30, 2002, since the amounts had been earned and realized.

In January 2003, the Company announced its intention to liquidate its investment in ProMOS, depending on market conditions, and in accordance with Taiwanese security regulations. Effective April 1, 2003, due to the lack of significant influence, the investment is no longer accounted for on the equity method, and is treated as marketable securities available for sale.  At June 30, 2003, the Company’s ownership interest in ProMOS was 19.3% and the carrying value of the Company’s investment was € 230.  The Company does not believe that the liquidation of its ProMOS investment or the outcome of the arbitration proceeding will result in material adverse effect on the Company’s results of operations or financial position.

On October 1, 2002, the Company, Agere Systems Inc. and Motorola Inc., incorporated StarCore LLC, based in Austin, Texas. As of June 30, 2003, the Company holds a 34.3% ownership interest in exchange for contributed intellectual property, other assets and cash with an aggregate value of € 27. StarCore focuses on developing, standardizing and proliferating Digital Signal Processor (DSP) core technology.

The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other than temporary basis, of € 0 and € 31 for the three and nine months ended June 30, 2002, respectively, and € 4 and € 12 for the three months and nine months ended June 30, 2003, respectively.

11.  Other Assets

In June 2003, the Company entered into technology development and license agreements with IBM and Chartered Semiconductor for advanced logic process manufacturing technology. Licenses are amortized over the expected life of the related technology of five years.

As a result of the combination of below forecasted operating results and moderated market expectations, the Company, taking the technical milestones achieved to date into account, revised the forecasted returns for the optical networking reporting unit of the Wireline Communications segment. Accordingly, the Company tested the reporting unit’s goodwill for impairment pursuant to SFAS No.142, Goodwill and Other Intangible Assets, and recognized an impairment charge of € 68 during the three months ended June 30, 2003.

12.  Debt

Debt at September 30, 2002 and June 30, 2003 consists of the following:

	September 30, 2002	June 30, 2003
Short-term debt:
Notes payable to banks, weighted average rate 4.5%	96	7
Current portion of long-term debt	23	87
Capital lease obligations	1	2
Total short-term debt and current maturities	120	96

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	981	991
Convertible subordinated notes, 5%, due 2010	—	688
Loans payable to banks
Unsecured term loans, weighted average rate 2.46%, due 2004 - 2009	595	117
Interest-free loan, due 2004	51	51
Secured term loans, weighted average rate 2.75%, due 2004 - 2007	2	452
Loans payable, weighted average rate 4.0%, due 2004	6	6
Notes payable to governmental entity, rate 1.24%, due 2027 - 2031	70	60
Capital lease obligations	5	2
Total long-term debt	1,710	2,367

On June 5, 2003, the Company issued subordinated convertible notes due 2010 for gross proceeds of € 700 with deferred debt costs of € 14. The notes are convertible into up to 68 million ordinary shares of Infineon Technologies AG, the equivalent cash amount at the Company’s discretion or an equivalent cash/share combination. The notes have a maturity of 7 years and they cannot be called for the first three years, and are callable thereafter subject to a 125 percent provisional call.

At June 30, 2003, the 4.25% convertible subordinated notes due 2007 were trading at a 13.1% discount to par and the 5% convertible subordinated notes due 2010 were trading at a 13.7% premium to par, based on quoted market values.

At June 30, 2003, the Company is in compliance with its debt covenants under its credit facilities.

Interest expense for the three months ended June 30, 2002 and 2003 was € 32 and € 31, respectively.

Interest expense for the nine months ended June 30, 2002 and 2003 was € 64 and € 87, respectively.

13.  Other Comprehensive Loss

The components of comprehensive loss, net of tax, for the nine months ended June 30, 2002 and 2003, respectively, are as follows:

	Nine month ended June 30,
	2002	2003
Unrealized gains (losses) on securities:
Unrealized holding gains (losses)	(3)	43
Realized losses reclassified to earnings	1	2
Unrealized gains before tax	(2)	45
Tax effect	—	—
Unrealized gains, net after tax	(2)	45
Foreign currency translation adjustment	(50)	(102)
Other comprehensive loss	(52)	(57)
Net loss	(515)	(484)
Comprehensive loss	(567)	(541)

Unrealized holding gains for the nine months ended June 30, 2003 includes € 42 related to the Company’s ProMOS investment, which was reclassified as marketable securities available for sale (see note 10).

14.  Supplemental Cash Flow Information

	Three months ended June 30,		Nine months ended June 30,
	2002	2003	2002	2003
Cash paid for:
Interest	19	20	41	55
Income taxes	8	6	40	15

15.  Related Parties

The Company has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, “Related Parties”).

Related Party receivables consist of the following:

	September 30, 2002	June 30, 2003
Short-term:
Siemens group — trade	97	155
Associated and Related Companies — trade	8	12
Siemens group — financial and other	23	18
Associated and Related Companies — financial and other	28	50
Employee receivables	8	9
	164	244
Long-term:
Associated and Related Companies — financial and other	92	43
Employee receivables	2	2
	94	45
Total Related Party receivables	258	289

Related Party payables consist of the following:

	September 30, 2002	June 30, 2003

Siemens group — trade	154	69
Associated and Related Companies — trade	206	70
Associated and Related Companies — financial and other	62	2
Total Related Party payables	422	141

Transactions with Related Parties for the three and nine months ended June 30, 2002 and 2003 are as follows:

	Three months ended June 30,		Nine months ended June 30,
	2002	2003	2002	2003
Sales to Related Parties:
Siemens group companies	159	195	325	604
Associated and Related Companies	59	52	290	148
Total Related Party sales	218	247	615	752

Purchases from Related Parties:
Siemens group companies		84		339
Associated and Related Companies		82		410
Total Related Party purchases		166		749

16.  Stock-based Compensation

Fixed Stock Option Plans

A summary of the status of the Company’s stock options plans as of June 30, 2003, and changes during the nine months then ended are presented below:

	As of June 30, 2003
	Number of options	Weighted average exercise price

Outstanding at beginning of period	19,883,210	€35.96
Granted	11,472,660	€8.91
Exercised	—	—
Forfeited	(504,221)	€32.13
Outstanding at end of period	30,851,649	€25.97

Exercisable at end of period	10,235,289	€48.69

The following table summarizes information about stock options outstanding and exercisable at June 30, 2003:

	Outstanding			Exercisable
Range of exercise prices	Number of options	Weighted- average remaining life in years)	Weighted- average exercise price	Number of options	Weighted- average exercise price

€5 - €10	11,379,670	6.39	€8.91	—	—
€10 - €15	1,498,000	6.16	€12.57	—	—
€15 - €20	186,750	6.09	€15.76	—	—
€20 - €25	7,391,990	5.44	€23.70	—	—
€25 - €30	159,950	5.24	€27.45	—	—
€40 - €45	5,034,329	3.72	€42.04	5,034,329	€42.04
€50 - €55	189,700	4.76	€53.26	189,700	53.26
€55 - €60	5,011,260	4.42	€55.19	5,011,260	€55.19
Total	30,851,649	5.38	€25.97	10,235,289	€48.69

Fair Value Information

The following weighted-average assumptions were used to estimate the fair value of option grants in the nine month periods ended June 30:

	Nine months ended June 30,
	2002	2003
Weighted-average assumptions:
Risk-free interest rate	4.20%	3.87%
Expected volatility	48.14%	70.45%
Dividend yield	0%	0%
Expected life in years	4.50	4.50

Weighted-average fair value per option at grant date in euro	9.63	4.99

Pursuant to APB No. 25, the Company did not recognize compensation expense for stock options issued under these plans during the nine months ended June 30, 2002 and 2003, respectively, because the option terms and exercise price are fixed and the exercise price exceeded the market price of the underlying shares on each grant date. If the Company had accounted for stock option grants under the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the fair values over the respective option vesting periods, net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Three months ended June 30,		Nine months ended June 30,
	2002	2003	2002	2003
Net loss:
As reported	(76)	(116)	(515)	(484)
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(16)	(10)	(54)	(34)
Pro forma	(92)	(126)	(569)	(518)

Basic and diluted loss per share (in euro):
As reported	(0.11)	(0.16)	(0.74)	(0.67)

Pro forma	(0.13)	(0.17)	(0.82)	(0.72)

17.  Financial Instruments

The euro equivalent notional amounts and fair values of the Company’s derivative instruments are as follows as of:

	September 30, 2002		June 30, 2003
	Notional amount	Fair value	Notional amount	Fair value
Forward contracts sold:
U.S. dollar	313	6	394	(9)
Japanese yen	—	—	19	1
Great Britain pound			1	—

Forward contracts purchased:
U.S. dollar	148	—	—	—
Japanese yen	75	(2)	15	—
Singapore dollar	33	(1)	25	—
Great Britain pound	7	—	13	—
Other currencies	52	—	11	—

Currency Options sold:
U.S. dollar	—	—	175	(9)

Currency Options purchased:
U.S. dollar	—	—	186	7

Cross currency interest rate swap:
U.S. dollar	616	106	547	114

Interest rate swap:	500	26	1,200	36

Forward rate agreements:	150	—	—	—

Fair value, net		135		140

Foreign exchange gains (losses) for the three months ended June 30, 2002 and 2003 were € (43) and € 2, respectively, and were € (57) and € (21), for the nine months ended June 30, 2002 and 2003, respectively.

18.  Commitments and Contingencies

On August 7, 2000 and August 8, 2000, Rambus Inc. (“Rambus”), filed separate actions against the Company in the U.S. and Germany. Rambus alleges that the Company has infringed patents owned by Rambus that relate to the SDRAM and DDR dynamic random access memory (“DRAM”) products. The affected products currently constitute substantially all of the products of the Memory Products segment. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, the Company’s financial position and results of operations would be materially and adversely affected, as the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees. On May 4, 2001 and May 9, 2001, the Federal District Court for the Eastern District of Virginia dismissed all 57 of Rambus’ patent infringement claims against the Company. In addition, the court found that Rambus committed fraud by its conduct in the JEDEC standard setting organization and awarded damages to Infineon. On January 29, 2003 the U.S. Court of Appeals for the Federal Circuit revised the District Court’s claim construction on 4 claim terms, and remanded the infringement case back to the District Court for a jury trial on 4 remaining claims. The Company believes it has meritorious defenses to the allegations of infringement. The Court of Appeals also reversed the District Court’s finding that Rambus had committed fraud by its conduct in JEDEC. On February 26, 2003, the Company asked for a rehearing of this decision at the Court of Appeals, which was rejected on April 4, 2003. (see note 20)

The initial hearings on the German action commenced in May 2001. In its brief on February 9, 2001,

Rambus amended its initial injunctive relief complaint to include a request for payment of damages for alleged infringement of the patents. No amount of damages have yet been declared. The initial hearing took place on May 18, 2001, at which time the Court noted the decisions of the parallel infringement suit in the U.S. The court has appointed a technical expert who has rendered an opinion on the infringement issue, however, the court is still to give its ruling. In addition, on September 11, 2002, the European Patent Office (EPO) declared that the Rambus Patent had been unduly broadened, thus making it easier for the Company to defend against allegations of direct infringement. Rambus has appealed the EPO’s declaration, and the EPO is expected to decide on the appeal in February 2004. In May 2004 the court is expected to rule on the appropriateness of a stay in this matter pending the EPO’s decision of the appeal. The Company believes that it has meritorious defenses and intends to vigorously defend itself in this matter.

In October 1999, Deutsche Telekom AG (“DT”) notified the Company of a potential contractual warranty claim in respect of chips supplied by the Company for DT calling cards. The claim relates to damages allegedly suffered by DT as a result of such cards being fraudulently reloaded by third parties. DT originally alleged damages of approximately € 90 as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and the Company. In November 2001, however, DT brought an action in court against Siemens alone.  Siemens gave a third party notice to the Company and the Company has joined the court proceedings on the side of Siemens. DT currently claims damages of approximately € 150. After an initial hearing, a court decision is expected to be rendered by mid of July 2003. Should Siemens be found liable, the Company could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at the Company’s formation. The Company has investigated the DT claim and believes that it is without merit. The Company does not anticipate that the ultimate resolution of the DT claim will have a material adverse effect on the Company’s financial position, results of operations or cash flows. (see note 20)

In June 2002, Infineon Technologies AG’s U.S. subsidiary, Infineon Technologies North America Corp., as well as other manufacturers of memory products, received a subpoena from a grand jury sitting in the U.S. District Court for the Northern District of California in connection with an investigation of possible violations of U.S. federal antitrust laws involving pricing in the dynamic random access memory (DRAM) industry. The Company has been requested to provide information to the grand jury to assist with its investigation. Since then, a number of class action lawsuits have been filed against Infineon Technologies AG, Infineon Technologies North America Corp.  and other DRAM manufacturers alleging violations of the Sherman Act relating to the sale and pricing of DRAM products. All of these cases have been stayed pending a decision from the Joint Panel on Multidistrict Litigation on consolidation. In addition, a number of cases have been filed in California alleging violation of the Cartwright Act; those are also subject to a stay. In April 2003, Infineon Technologies AG received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission rules on competition of certain practices of which the Commission has become aware in the European market of DRAM memory products. The Company is in the process of responding to the U.S. Department of Justice and to the Commission. The Company is unable to predict the outcome of these matters.

The Company is subject to various other lawsuits, claims and proceedings related to products, patents and other matters incidental to its businesses. Liabilities, including accruals for significant litigation costs, related to such matters are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material effect on the Company’s results of operations or cash flows in the year of settlement.

In connection with the Formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

The Company has capacity reservation agreements with certain Associated Companies and external foundry suppliers to purchase a portion of their production output based on market prices. Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that budgeted purchase quantities fall below the specified quantities.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized based on the attainment of specified milestone criteria and where the fulfillment of the total project requirements is reasonably assured through planned and committed spending levels, employment and other factors. The Company is committed to meeting these requirements. Nevertheless, should the total project requirements not be met, up to € 636 of these subsidies could be refundable as of June 30, 2003.

At June 30, 2003, the Company has recorded a provision, net of anticipated insurance recoveries, relating to a product warranty matter, against cost of good sold in the accompanying condensed consolidated financial statements. Management believes that based upon currently available information, such estimate will adequately provide for the exposure related to this matter.

Infineon Technologies AG, as parent company, has in certain circumstances as is customary, guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties.  Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of June 30, 2003, such inter-company guarantees principally relate to certain consolidated subsidiaries’ third party debt and aggregated € 2,727, of which € 1,700 relates to the convertibles notes issued. Additionally, as of June 30, 2003, the Company had guaranteed associated company’s debt of € 22.

During the quarter ended June 30, 2003, the Company and IBM amended the shareholders agreement of their ALTIS Semiconductor joint venture (ALTIS), pursuant to which, the Company will ratably increase its capacity reservation in the production output of ALTIS from the existing level of 50% to 100% during calendar years 2004 through 2007.  Additionally, the amended shareholders agreement grants the Company an option to acquire IBM’s interest in ALTIS no later than January 31, 2008, and alternatively, regulates the dissolution of ALTIS and certain settlement payments by the Company to IBM.

19.  Operating Segment and Geographic Information

The Company decided to merge the activities of the Wireless Solutions and Security & Chipcard ICs segments into one operating segment called Secure Mobile Solutions and to report it as such with effect from October 1, 2002.

Segment data through June 30, 2003 have been reclassified and exclude discontinued operations (see note 4). The following tables present selected segment data for the three and nine months ended June 30, 2002 and 2003, respectively:

	Three months ended June 30,		Nine months ended June 30,
	2002	2003	2002	2003
Net sales
Wireline Communications	102	119	281	337
Secure Mobile Solutions	327	387	908	1,175
Automotive & Industrial	308	351	880	1,039
Memory Products	549	569	1,424	1,720
Other Operating Segments	24	36	80	99
Corporate and Reconciliation	11	9	32	26
Total	1,321	1,471	3,605	4,396

	Three months ended June 30,		Nine months ended June 30,
	2002	2003	2002	2003
EBIT
Wireline Communications	(49)	(99)	(200)	(180)
Secure Mobile Solutions	3	(17)	(94)	(68)
Automotive & Industrial	29	49	73	142
Memory Products	(22)	2	(430)	(108)
Other Operating Segments	3	(14)	16	(22)
Corporate and Reconciliation	(74)	(36)	(210)	(133)
Total	(110)	(115)	(845)	(369)

Certain items are included in corporate and reconciliation and are not allocated to the segments. These include corporate headquarters’ cost, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. For the three months ended June 30, 2002 and 2003 corporate and reconciliation includes unallocated excess capacity costs of € 54 and € 18 and restructuring (recovery) charges of € (1) and € 5, respectively. For the nine months ended June 30, 2002 and 2003, corporate and reconciliation includes unallocated excess capacity cost of € 183 and € 64, and restructuring charge of € 7 and € 16, respectively.

Net sales by geographic region are as follows:

	Three months ended June 30,		Nine months ended June 30,
	2002	2003	2002	2003
Net sales
Germany	323	373	925	1,098
Other Europe	265	260	750	834
USA	311	332	868	975
Asia / Pacific	417	497	1,050	1,466
Other	5	9	12	23
Total	1,321	1,471	3,605	4,396

Revenues from external customers are based on the customers’ billing location. Accordingly, there are no sales transactions between operating segments.

Except for sales to Siemens, no single customer accounted for more than 10% of Infineon’s sales during the three and nine months ended June 30, 2002 and 2003. Sales to Siemens are made primarily by the Secure Mobile Solutions and Automotive & Industrial segments.

Infineon defines EBIT as earnings (loss) from continuing operations before interest, minority interest and taxes. Infineon management uses EBIT as a measure to establish budgets and operational goals, to manage the company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments. EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

		Three months ended June 30,		Nine months ended June 30,
		2002	2003	2002	2003
Net loss from continuing operations		(77)	(116)	(512)	(484)
Add:	Income tax (benefit) expense	(41)	(10)	(345)	98
	Minority interests	(1)	1	(5)	(3)
	Interest expense, net	9	10	17	20
EBIT		(110)	(115)	(845)	(369)

20.  Subsequent Events

On July 3, 2003, in connection with the Rambus U.S. action (see note 18), the Company filed its petition for certiorari (application for a hearing) with the U.S. Supreme Court, but can not conclude as to the likelihood of a favorable outcome or whether the Company will ultimately prevail in the matter. The remand of the patent infringement suit back to the District Court in Virginia has been stayed until at least October 1, 2003, the currently planned date for the U.S. Supreme Court ruling on certiorari.

In July 2003, the European Commission announced an inquiry into whether proposed state subsidies (aggregating € 77) applied for, but not yet received, by the Company for the extension of its manufacturing plant in Portugal are in accordance with European Commission directives. In addition, the European Commission approved state subsidies of € 98 for Advanced Mask Technology Center, the Company’s Dresden-based joint venture which will research and develop optical photo masks.

On July 15, 2003, in the Deutsche Telekom (DT) action (see note 18) the district court ruled that DT does not have a valid claim for damages against Siemens and the Company.

Supplementary Information

Gross Cash Position

Infineon defines gross cash position as cash and cash equivalents, marketable securities and restricted cash. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the company’s overall liquidity. The gross cash position is determined as follows from the balance sheet, without adjustment to the US GAAP amounts presented:

	September 30, 2002	June 30, 2003

Cash and cash equivalents	1,199	827
Marketable securities	738	1,545
Restricted cash	70	65
Gross Cash Position	2,007	2,437

Marketable securities as of June 30, 2003 includes the Company’s investment in ProMOS of € 230, which was accounted for as an equity method investment in prior periods. Such reclassification did not affect free cash flow.

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account, which ultimately requires financing.  It is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the cash flow statement, without adjustment to the US GAAP amounts presented:

	Three months ended			Nine months ended June 30,
	June 30, 2002	March 31, 2003	June 30, 2003
				2002	2003
Net cash provided by operating activities - total	293	101	183	58	288
Net cash used in investing activities	(541)	(323)	(604)	(1,124)	(1,267)
Purchase of marketable securities, net	482	132	432	665	538
Free cash flow	234	(90)	11	(401)	(441)

Dividends

The Company has not declared or paid any dividend during the nine months ended June 30, 2003.

D I S C L A I M E R

This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading ‘‘Risk Factors’’ in the Infineon Form 20-F annual report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: July 31, 2003	By:	/s/ Ulrich Schumacher
Dr. Ulrich Schumacher
Chairman, President and
Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer